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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Butler                Robert                   L.
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   (Last)               (First)                 (Middle)

  12 Harvard Drive

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                                    (Street)
   Hingham,                  MA                02043
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     The Pioneer Group, Inc.  (PIOG)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     DECEMBER 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ x ] Director                             [   ]   10% Owner
   [   ] Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, $.10 par value         12/11/98          M*            25,000        A    $4.1875    221,624         D
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Common Stock, $.10 par value         12/16/98         M*            35,000        A    $4.1875    256,624         D
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Common Stock, $.10 par value         12/16/98         S              2,000        D    $15.1250   254,624         D
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Common Stock, $.10 par value         12/16/98         S              3,000        D    $15.000    251,624         D
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Common Stock, $.10 par value         12/16/98         S              7,500        D    $14.8750   244,124         D
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Common Stock, $.10 par value         12/16/98         S              1,000        D    $14.8125   243,124         D
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Common Stock, $.10 par value         12/16/98         S              7,500        D    $14.7500   235,624         D
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Common Stock, $.10 par value         12/16/98         S             14,000        D    $14.7500   221,624         D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    - The 1997 Stock Incentive Plan provides, in certain circumstances, for the
     sale  of  common  stock  to  satisfy   certain   federal  tax   withholding
     obligations.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

"Right to Buy"                                                                 Common
   Option         $4.1875   12/11/98    M       25,000       -a)               Stock    25,000          35,000***    D
                                                                               $.10
------------------------------------------------------------------------------------------------------------------------------------
"Right to Buy"                                                                Common
   Option         $4.1875   12/16/98    M       35,000       -a)              Stock     35,000             -0-***    D
                                                                               $.10
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====================================================================================================================================

Explanation of Responses:

-a) Options vest over five years at an annual rate of 20% on each anniversary of the dates of grant.

*** Amount of shares remaining from the 12/2/88 Grant.





    /s/Robert L. Butler                                        1/06/99
---------------------------------------------            -----------------------
**Signature of Reporting Person                              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.